UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

Other Events

On August 21, 2026, GLOBALFOUNDRIES Inc. (the “Company”) entered into a revolving credit agreement (the “Credit Agreement”) among the Company, GLOBALFOUNDRIES Singapore Pte. Ltd. and GLOBALFOUNDRIES U.S. Inc., as borrowing subsidiaries (the “Borrowing Subsidiaries”), the lenders from time to time party thereto (the “Lenders”), and JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"). The Credit Agreement provides for a senior unsecured revolving credit facility in an aggregate commitment amount of $1,500,000,000 (the “Revolving Facility”). Loans under the Revolving Facility may be denominated in U.S. Dollars or Euros. The Revolving Facility matures on August 21, 2031, subject to the Company's option to request up to two one-year extensions. Borrowings under the Revolving Facility are unsecured and will be used for general corporate purposes. In addition, the Company provides an unconditional guarantee of all obligations of the Borrowing Subsidiaries under the Credit Agreement.

Loans denominated in U.S. Dollars under the Revolving Facility will bear interest at an annual rate of, at the applicable borrower's option, (a) the Adjusted Term SOFR Rate (as defined in the Credit Agreement) plus a ratings-based margin ranging from 1.000% to 1.625% or (b) the Alternate Base Rate (as defined in the Credit Agreement) plus a ratings-based margin ranging from 0.000% to 0.625%. Loans denominated in Euros will bear interest at an annual rate equal to the Adjusted EURIBOR Rate (as defined in the Credit Agreement) plus a ratings-based margin ranging from 1.000% to 1.625%.

The Credit Agreement contains customary affirmative and negative covenants, representations and warranties and events of default for transactions of this type. The Credit Agreement also requires the Company to maintain a maximum consolidated leverage ratio of 4.00 to 1.00 (with a step-up to 4.50 to 1.00 under certain circumstances).

On August 21, 2026, the Company also terminated its existing Revolving and L/C Facilities Agreement, dated as of October 18, 2019 (as amended to the date hereof), among the Company, the borrowers party thereto, the guarantors party thereto, the lenders party thereto and Citibank Europe plc, UK Branch, as facility agent (the “Existing Credit Agreement”). The Existing Credit Agreement provided for a revolving credit facility in an aggregate commitment amount of $1,000,000,000 and a letter of credit facility in an aggregate commitment amount of $20,000,000, each with a maturity date of October 13, 2026. As of the date of termination, no amounts were outstanding under the Existing Credit Agreement.

The above description of the Credit Agreement is qualified in its entirety by reference to the full text thereof, a copy of which is expected to be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ending December 31, 2026.

The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-294214, and related Prospectuses, as such Registration Statement and Prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.
Date: August 27, 2026	By:	/s/ Sam Franklin
	Name:	Sam Franklin
	Title:	Chief Financial Officer